
SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
152
SECTION


07004441

SE[illegible] [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY PARTNERS FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4540 CALIFORNIA AVENUE, SUITE 530
(No. and Street)

BAKERSFIELD	CA	93309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY A. FANNING, CFO — 661-631-0103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS BROWN PARSONS AND COMPANY
(Name – *if individual, state last, first, middle name*)

5558 CALIFORNIA AVE, SUITE 208,	BAKERSFIELD	CA	93309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16
AB 3/17

OATH OR AFFIRMATION

I, MAC PARSONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY PARTNERS FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



ROMAJEAN MILLER
COMM. #1631817
Notary Public - California
Kern County
My Comm. Expires Dec. 20, 2009
NR01
NR01

Signature

Title

Romajean Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Williams Brown Parsons & Company Accountancy Corp.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5


RECEIVED
MAR 01 2007
152

To the Members of Liberty Partners Financial Services, LLC

In planning and performing our audit of the financial statements of Liberty Partners Financial Services, LLC, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Liberty Partners Financial Services, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5558 California Avenue, Suite 208 • Bakersfield, CA 93309-0705 • (661) 633-9122 • Fax (661) 633-2719
American Institute of Certified Public Accountants • California Society of Certified Public Accountants
www.wbpandco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ending December 31, 2005 and this report does not affect our report thereon dated February 20, 2006.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS AND COMPANY
ACCOUNTANCY CORPORATION

February 26, 2007

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2006, 2005 and 2004

TABLE OF CONTENTS

Williams Brown Parsons & Company Accountancy Corp.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
152
SECTION

Liberty Partners Financial Services, LLC
Bakersfield, California

We have audited the accompanying balance sheets of Liberty Partners Financial Services, LLC, as of December 31, 2006, 2005 and 2004, and the accompanying statements of income and members' equity, and cash flows for the years then ended, which you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS & COMPANY
ACCOUNTANCY CORPORATION

February 26, 2007

5558 California Avenue, Suite 208 • Bakersfield, CA 93309-0705 • (661) 633-9122 • Fax (661) 633-2719
American Institute of Certified Public Accountants • California Society of Certified Public Accountants
www.wbpandco.com

BALANCE SHEETS

LIABILITIES AND MEMBERS' EQUITY	2006	2005	2004
CURRENT LIABILITIES:			
Accounts payable	$ 8,700	$ 3,026	$ 1,212
Accrued expenses payable	16,162	7,253	0
Commissions payable	284,025	38,756	18,376
TOTAL CURRENT LIABILITIES	308,887	49,035	19,588
MEMBERS' EQUITY	150,411	77,881	45,656
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 459,298	$ 126,916	$ 65,244

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
COMMISSION INCOME	$ 2,460,729	$ 838,856	$ 230,725
OPERATING EXPENSES:			
Commissions paid	1,848,098	614,287	163,576
Other	353,421	183,766	80,688
Regulatory fees	48,887	17,720	19,603
Office salaries	29,307	4,694	0
Start-up costs	0	0	24,304
	2,279,713	820,467	288,171
INCOME (LOSS) FROM OPERATIONS	181,016	18,389	(57,446)
OTHER INCOME			
Interest Income	24,701	11,833	7,602
Loss on sale of investments	(15,670)	0	0
Rent Income	21,963	3,603	0
	30,994	15,436	7,602
NET INCOME (LOSS) BEFORE TAXES	212,010	33,825	(49,844)
INCOME TAXES	9,300	1,600	0
NET INCOME (LOSS)	202,710	32,225	(49,844)
MEMBERS' EQUITY AT BEGINNING OF YEAR	77,881	45,656	0
MEMBERS' CONTRIBUTIONS	0	0	130,000
MEMBERS' WITHDRAWALS	(130,180)	0	(34,500)
MEMBERS' EQUITY AT END OF YEAR	$ 150,411	$ 77,881	$ 45,656

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ 202,710	$ 32,225	$ (49,844)
Adjustments to reconcile net income (loss) to net cash used by operating activities:			
Depreciation	519	313	262
(Increase) decrease in:			
Receivables	(154,815)	8,188	(28,673)
Prepaid expenses	(23,060)	(3,179)	(6,891)
Increase in:			
Accounts payable	5,674	1,814	1,212
Accrued expenses	8,909	7,253	0
Commissions payable	245,269	20,380	18,376
NET CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES	285,206	66,994	(65,558)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(2,051)	0	(1,569)
Loans to officer	(7,200)	(29,375)	(10,000)
Deposits	0	(11,433)	(1,541)
NET CASH APPLIED TO INVESTING ACTIVITIES	(9,251)	(40,808)	(13,110)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Members' contributions	0	0	130,000
Members' withdrawals	(130,180)	0	(34,500)
NET CASH (APPLIED TO) PROVIDED BY FINANCING ACTIVITIES	(130,180)	0	95,500
NET INCREASE IN CASH	145,775	26,186	16,832
CASH, BEGINNING OF YEAR	43,018	16,832	0
CASH, END OF YEAR	$ 188,793	$ 43,018	$ 16,832

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE A — SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies of Liberty Partners Financial Services, LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business

Liberty Partners Financial Services, LLC is an independent registered broker-dealer and a member of the National Association of Securities Dealers.

Method of Accounting

These financial statements were prepared on the accrual basis; that is, sales are recognized when earned, and costs and expenses are charged against income as incurred whether paid or not.

Equipment, Depreciation, and Amortization

Equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The following estimated useful lives have been used in the computation of depreciation and amortization:

	Years
Computer equipment	5

Advertising Costs

All advertising costs were expensed as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes

Income from the limited liability is reported as a partnership for income tax purposes. Federal income taxes are not payable by or provided for the Company. Members are taxed individually on their share of the Company's earnings. State income is taxed to the Company based on its gross receipts and has been accrued for the year ending December 31, 2006.

NOTE B — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $50,206, which was $45,206 in excess of its required net capital of $5,000.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the Securities Exchange Act of 1934
December 31, 2006, 2005 and 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION
December 31, 2006, 2005 and 2004

	2006	2005	2004
TOTAL ASSETS	$ 459,298	$ 126,916	$ 65,244
TOTAL LIABILITIES	(308,887)	(49,035)	(19,588)
NET WORTH	150,411	77,881	45,656
ADJUSTMENTS			
(+/-) Fidelity Bonds	5,000	5,000	0
ADJUSTED NET WORTH	145,411	72,881	45,656
NON ALLOWABLE ASSETS:			
Computer equipment	3,620	1,569	1,569
Less accumulated depreciation	(1,094)	(575)	(262)
Loans to officers	46,575	39,375	10,000
Prepaid expenses	33,130	10,070	6,891
Deposits	12,974	12,974	1,541
	95,205	63,413	19,739
NET CAPITAL	$ 50,206	$ 9,468	$ 25,917
MINIMUM NET CAPITAL REQUIREMENT:			
Aggregate indebtedness:			
Accounts payable	$ 8,700	$ 3,026	$ 1,212
Accrued expenses	16,162	7,253	0
Commissions payable	284,025	38,756	18,376
Total Aggregate Indebtedness	308,887	49,035	19,588
Net Capital	50,206	9,468	25,917
Aggregate Indebtedness as a percent of Net Capital	615.24%	517.90%	75.58%
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000	5000
EXCESS NET CAPITAL	$ 45,206	$ 4,468	$ 20,917

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION (CONTINUED)
December 31, 2006, 2005 and 2004

Reconciliation with Company's computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
NET CAPITAL AS REPORTED IN FOCUS PART IIA	$ 59,442	$ 11,668	$ 25,917
ADJUSTMENTS TO NET INCOME	(9,236)	(2,200)	0
NET CAPITAL CALCULATION	$ 50,206	$ 9,468	$ 25,917

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECUTITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2) (ii) of the rule and does not hold customers' monies or securities.

See Accompanying Notes and Independent Auditors' Report.

END